UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

ZHANG Qian
Unit 5803, Cheung Kong Center
2 Queen’s Road, Central
Hong Kong, 999077
People’s Republic of China
(86) 159 0152 7338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1

NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,408,121(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,408,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_________________________
(1)	Based on (i) the outstanding principal amount of the Note of approximately $48,152,784.22 and (ii) a conversion price of $6.50 per share upon the conversion of the Note.
(2)	Based on (i) 30,469,307 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) outstanding, calculated by deducting 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 35,012,768 as of September 30, 2020 (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020), plus (ii) 7,408,121 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,408,121(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,408,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_________________________

(1)	Based on (i) the outstanding principal amount of the Note of approximately $48,152,784.22 and (ii) a conversion price of $6.50 per share upon the conversion of the Note.
(2)	Based on (i) 30,469,307 Class B Ordinary Shares outstanding, calculated by deducting 4,543,461 Class A Ordinary Shares (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 35,012,768 as of September 30, 2020 (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020), plus (ii) 7,408,121 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Fund Management (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,408,121(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,408,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_________________________

(1)	Based on (i) the outstanding principal amount of the Note of approximately $48,152,784.22 and (ii) a conversion price of $6.50 per share upon the conversion of the Note.
(2)	Based on (i) 30,469,307 Class B Ordinary Shares outstanding, calculated by deducting 4,543,461 Class A Ordinary Shares (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 35,012,768 as of September 30, 2020 (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020), plus (ii) 7,408,121 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ZHANG Qian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,408,121(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,408,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_________________________

(1)	Based on (i) the outstanding principal amount of the Note of approximately $48,152,784.22 and (ii) a conversion price of $6.50 per share upon the conversion of the Note.
(2)	Based on (i) 30,469,307 Class B Ordinary Shares outstanding, calculated by deducting 4,543,461 Class A Ordinary Shares (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 35,012,768 as of September 30, 2020 (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020), plus (ii) 7,408,121 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 398132100

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 15, 2018, as amended by Amendment No. 1 filed on January 3, 2020 and Amendment No. 2 filed on March 5, 2020 (the “Initial Filing,” together with this Amendment No. 3, this “Statement”) relating to the Class B Ordinary Shares of Gridsum Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands(the “Issuer”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Initial Filing. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Initial Filing.

Item 2.	Identity and Background.

Item 2 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

(a)       This Statement is being filed by FutureX, FutureX Capital Limited (“FutureX Capital”), FutureX Fund Management (Hong Kong) Limited (“FutureX Management”), ZHANG Qian and FutureX Asset Management Limited (“FutureX Asset Management”). FutureX, FutureX Capital, FutureX Management, ZHANG Qian and FutureX Asset Management collectively are referred to as the “Reporting Persons”.

(b)       The address of the principal business office of FutureX and FutureX Asset Management is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The address of the principal business office of FutureX Capital is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The address of the principal business office of FutureX Management, ZHANG Qian and CHAU Sze Shun is Unit 5803, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong, P.R.China. The address of the principal business office of Mr. Martin O’Regan is Solas Fiduciary Services Pte. Ltd., 36 Robinson Road, #12-05, City House, Singapore 068877. The address of the principal business office of Mr. Vumindaba Dube is DMS Governance Ltd, DMS House, 20 Genesis Close, P.O. Box 2587, George Town, Grand Cayman, KY1-1103, Cayman Islands.

(c)       The principal business of FutureX is to hold and dispose of equity and equity-related investments, principally in technology, software and artificial intelligence companies. FutureX Capital is the sole management shareholder of FutureX and the sole shareholder of FutureX Management. FutureX Management acts as the investment manager of FutureX. ZHANG Qian, Mr. Vumindaba Dube and Mr. Martin O’Regan are directors of FutureX. ZHANG Qian is the sole director of FutureX Management, a director of FutureX Asset Management, and a director and the sole shareholder of FutureX Capital. CHAU Sze Shun is a director of FutureX Capital and FutureX Asset Management. Each of ZHANG Qian and CHAU Sze Shun is an executive of one or more affiliates of the Reporting Persons. Mr. Martin O’Regan is a managing director of Solas Fiduciary Services Pte. Ltd. Mr. Vumindaba Dube is a director of DMS Governance Ltd.

(d)       During the five years prior to the date hereof, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, Mr. Vumindaba Dube or Mr. Martin O’Regan, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the five years prior to the date hereof, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, Mr. Vumindaba Dube or Mr. Martin O’Regan, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       FutureX is an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands. Each of FutureX Capital and FutureX Asset Management is an exempted company with limited liability incorporated in the Cayman Islands. Each of ZHANG Qian and CHAU Sze Shun is a citizen of Hong Kong SAR of the People’s Republic of China. Mr. Martin O’Regan is a citizen of Ireland. Mr. Vumindaba Dube is a citizen of British Overseas Territories (Cayman Islands).

CUSIP No. 398132100

(g)       FutureX Management is a private limited company incorporated in Hong Kong. It is registered with the Securities and Futures Commission to provide Type 4 regulated activity “Advising on securities” and Type 9 regulated activity “Asset Management”.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

For the purpose of complying with the International Tax Co-operation (Economic Substance) Law, 2018, as amended, and its related Guidance on Economic Substance for Geographically Mobile Activities, FutureX has terminated the appointment of FutureX Asset Management as FutureX’s investment manager, and appointed FutureX Management as its new investment manager, each effective as of August 1, 2020.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities and other future developments.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

(a)       The information relating to the beneficial ownership of Class B Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Note Purchase Agreement, the Note, the Extension Agreement and the Settlement Agreement (as defined below), FutureX beneficially owns 7,408,121 Class B Ordinary Shares (“FutureX Shares”), which represent the number of Class B Ordinary Shares issuable upon conversion of the Note (as amended and supplemented by the Extension Agreement) at the conversion price of $6.50 per share based on the principal amount of the Note of approximately $48,152,784.22. Such number of Class B Ordinary Shares represent approximately 19.6% of the Class B Ordinary Shares outstanding based on the sum of (i) 30,469,307 Class B Ordinary Shares outstanding, calculated by deducting 4,543,461 Class A Ordinary Shares (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 35,012,768 as of September 30, 2020 (as reported on Amendment No. 4 to Schedule 13D filed by Guosheng Qi on October 7, 2020), and (ii) 7,408,121 Class B Ordinary Shares underlying a convertible note beneficially owned by the Reporting Persons (other than FutureX Asset Management) that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act. As a result of the disclosures under Item 2(c) of this Statement, other Reporting Persons (other than FutureX Asset Management) may be deemed to beneficially own the FutureX Shares. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b)       Each Reporting Person (other than FutureX Asset Management) has shared voting power and shared dispositive power of the Class B Ordinary Shares beneficially owned by such Reporting Person as indicated herein. To the best knowledge of the Reporting Persons, there are no Class B Ordinary Shares which are beneficially owned by CHAU Sze Shun, Mr. Vumindaba Dube or Mr. Martin O’Regan.

(c)       Except as set forth in this Statement, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, Mr. Vumindaba Dube or Mr. Martin O’Regan, has effected any transaction in the Class B Ordinary Shares in the 60 days preceding the date hereof.

CUSIP No. 398132100

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e)       FutureX Asset Management ceased to beneficially own any Class B Ordinary Shares underlying the Note on August 1, 2020.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended and supplemented by adding the following at the end thereof:

On October 22, 2020, the Issuer entered into a settlement agreement (the “Settlement Agreement”) in respect of the Note with FutureX, Gridsum Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands that is a wholly owned subsidiary of Parent (“Merger Sub”) and Kang Bo Si Nan (Beijing) Technology Co., Ltd., a company with limited liability incorporated under the laws of the People’s Republic of China (“Sponsor”).

Pursuant to the Settlement Agreement, the Issuer shall pay or cause to be paid to FutureX a lump sum amount in cash equal to US$46,000,000 (the “Settlement Amount”) on the earliest of (i) the closing of the merger of Merger Sub with and into the Issuer, with the Issuer being the surviving company (the “Merger”), pursuant to the Agreement and Plan of Merger dated September 30, 2020 by and among the Issuer, Parent and Merger Sub (the “Merger Agreement”), or any other transaction having a similar effect, (ii) the termination of the Merger Agreement, and (iii) March 31, 2021, which may be extended to June 30, 2021 by mutual written consent of the Issuer and FutureX solely for the purpose of satisfying certain closing conditions set forth in the Merger Agreement (such earliest date, the “Settlement Date”). The equity commitment by Sponsor under the equity commitment letter issued by Sponsor on September 30,2020 to Gridsum Group Limited and Parent in connection with the Merger Agreement is permitted to be used to fund the Settlement Amount. Upon full payment of the Settlement Amount in accordance with the Settlement Agreement, the Issuer will be deemed to have satisfied and discharged in full and be released from its obligations under the Note.

Under the Settlement Agreement, FutureX agrees that, between October 22, 2020 and the Settlement Date, it will not initiate any arbitration proceedings in Hong Kong or serve any statutory demand on the Issuer in the Cayman Islands, or engage in any other punitive legal or other action against the other parties to the Settlement Agreement which would prevent the consummation of the Merger in accordance with the Merger Agreement, in each case based on any claim arising from any event of default or breach with respect to non-payment of principal or interest under the Note.

References to the Settlement Agreement herein are qualified in their entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference as if set forth in its entirety herein.

On October 26, 2020, the Reporting Persons entered into an agreement with respect to the joint filing of this Amendment No. 3 and any additional amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.8 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7 – Settlement Agreement dated October 22, 2020 (filed as Exhibit 99.1 to the Issuer’s Form 6-K dated October 23, 2020 and incorporated herein by reference).

Exhibit 99.8 – Joint Filing Agreement, dated October 26, 2020, by and among the Reporting Persons.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2020

FutureX Innovation SPC (on behalf of and for
the account of New Technology Fund II SP as
one of its segregated portfolios)

By: /s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

FutureX Capital Limited

By: /s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

FutureX Fund Management (Hong Kong) Limited

By: /s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

FutureX Asset Management Limited

By: /s/ ZHANG Qian
Name: ZHANG Qian
Title: Director

/s/ ZHANG Qian
ZHANG Qian

[Signature Page to Schedule 13D – Gridsum Holding Inc.]